NO ACT

DC

PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024869

Received SEC

FEB 13 2008

Washington, DC 20549

February 13, 2008

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2008

Re: Wendy's International, Inc.
Incoming letter dated December 20, 2007

Dear Mr. McCorkle:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Wendy's by the Province of Saint Joseph of the Capuchin Order and Trinity Health. We also have received a letter from the Province of Saint Joseph of the Capuchin Order dated January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap.
Province of St. Joseph, OFMCap.
Corporate Responsibility Office
1015 North Ninth Street
Milwaukee, WI 53233

<u>cc, cont.:</u>

Trinity Health
c/o Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

WENDY'S OLD FASHIONED HAMBURGERS

December 20, 2007

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Securities Exchange Act of 1934/Rule 14a-8

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. ("***Wendy's***" or the "***Company***"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "***Staff***") that no enforcement action will be recommended to the Securities and Exchange Commission (the "**SEC**" or "***Commission***") if the Company omits from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (the "***2008 Proxy Materials***"), for the reasons outlined below, a shareholder proposal (the "***Proposal***") received from the Province of Saint Joseph of the Capuchin Order and Trinity Health (the "***Proponents***").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six paper copies of this letter, the Proposal and other correspondence we have exchanged with the Proponents relating to the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponents by overnight delivery.

The Company presently expects to file its definitive 2008 Proxy Materials with the SEC on or about March 10, 2008.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its 2008 Proxy Materials pursuant to the following rules:

Rule 14a-8(i)(3): The Proposal is so vague and indefinite as to be materially misleading.

Rule 14a-8(i)(6): The Company would lack the power and authority to implement the Proposal, if approved by the shareholders, because the Proposal sets forth vague and general objectives with no specific means to achieve them.

Rule 14a-8(i)(7): The proposal deals with a matter relating to the Company's ordinary business operations.

THE PROPOSAL

The Company received the following shareholder Proposal from Proponents, dated November 9, 2007:

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading where neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal was implemented. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this

> objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result . . . .

The Staff's prior no-action letters provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in Bulletin 14B (reproduced above). These no-action letters establish that shareholder proposals that (i) leave key terms and/or phrases undefined, or (ii) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. To restate, in the Staff's view, a proposal that requires that highly subjective determinations be made with respect to either the meaning of key terms and/or phrases, or the intent of the proposal generally, without guidance provided in the proposal itself, would be subject to differing interpretations of shareholders voting on the proposal and the company implementing the proposal and may be excluded under Rule 14a-8(i)(3). Implementing such an inherently vague and indefinite proposal would likely result in company action that is "significantly different from the action envisioned by the shareholders voting on the proposal." *NYNEX Corporation* (January 12, 1990). See also *Bristol-Myers Squibb Co.* (February 1, 1999).

The following are examples of proposals that the Staff determined may be omitted from proxy materials because they are generally vague in their intent. In *Maryland Realty Trust* (February 7, 1980), the Staff allowed the omission under former Rule 14a-8(c)(3) *(i.e.,* predecessor to Rule 14a-8(i)(3)) of a proposal requiring that the trustees "take steps to claim equal restitution to all original stockholders." The Staff stated its view that the proposal was vague because it was not clear that the shareholders would know what action they were requesting management to take, and management would not be able to ascertain what mandate was being given to them by the shareholders if the proposal was adopted. Similarly, in *Bristol-Myers Squibb* the Staff granted no-action relief for a proposal requesting that the company adopt a policy to pursue preservation of life of unborn children because it was sufficiently vague to justify exclusion under Rule 14a-8(i)(3). In *H.J. Heinz Company* (May 25, 2001), a proposal requesting that the company implement a human rights standards program was considered to be vague and indefinite permitting exclusion under Rule 14a-8(i)(3). More recently, in *NSTAR* (January 5, 2007) the staff granted relief under Rule 14a-8(i)(3) with regard to a proposal that requested that the company provide shareholders with "standards of record keeping of our financial records as stockholders and proxies and fiduciaries." See also *Wendy's International, Inc.* (February 24, 2006) (granting relief under Rule 14a-8(i)(3) regarding a proposal requesting that the board of directors issue interim reports to shareholders that detail the progress made toward "accelerating development" of controlled-atmosphere killing).

In like manner to the proposals in the no-action letters cited above, the operative phrase in the Proposal, "to adopt principles for comprehensive health care reform," is perplexing and generally so inherently vague and indefinite that neither the Company's shareholders nor the Company would be able to determine either the precise objective of the adoption of principles that the Proposal requests. Additionally, this imprecise language and the lack of clarifying language in the supporting statement, results in a proposal that is materially misleading because the principles adopted by the board of directors are not likely to address, with any reasonable amount of certainty, the matters that the shareholders may have believed the principles would address when they voted on the Proposal.

In this regard, the Proposal requests that the board of directors "adopt principles for comprehensive health care reform," such as those reported by the Institute of Medicine. More specifically, the principles reported by the Institute of Medicine call for widespread initiatives, such as universal health care, continuous health care coverage, affordable health care coverage to individuals and families, etc. In light of the fact that Wendy's and the Institute of Medicine have been organized for very different purposes, the general nature and intent of the phrase, "to adopt principles for comprehensive health care reform," is vague and indefinite and is subject to varying interpretations as it applies to a company conducting business in the quick serve restaurant industry. For example, it is unclear whether the Proposal was drafted to have Wendy's adopt universal principles for comprehensive health care reform to influence policy makers and legislation, whether the Proposal should be construed to urge the board of directors to somehow adapt principles for comprehensive health care reform to the Company's business or whether there is an entirely different intent. In other words, as a business in the quick serve restaurant segment, it is not clear to the Company what actions are required in order for it to "adopt principles for comprehensive health care reform," or what the objective of these principles would be and therefore, any principles adopted to achieve this vague, undefined objective would be unavoidably materially misleading.

Furthermore, the Company is not a lobbying, political or lawmaking entity and does not hold a local, state or federal government position, and therefore, is not in a position to directly or indirectly "adopt principles for comprehensive health care reform," similar to those reported by the Institute of Medicine, which, according to information found on its web site, was created to serve as an adviser to the nation to improve health, either in terms of implementing comprehensive health care reform or influencing policy makers on the subject matter of comprehensive health care reform. In attempting to interpret the phrase "to adopt principles for comprehensive health care reform" in a manner that correlates to the business actually conducted by the Company, it is difficult to fathom what the Proponents have in mind. This is particularly true because it is unlikely that principles for comprehensive health care reform adopted by Wendy's would be persuasive over the public or its policy makers with whom the Company has no health care based influence.

Adding to the confusion regarding the interpretation of the phrase "to adopt principles for comprehensive health care reform" is the fact that the remainder of the Proposal and the supporting statement do not provide any clarity as to the goal of the Proposal. Rather, the remainder of the Proposal notes that many national organizations have made health care a priority and specifically references the American Cancer Society and to the National Coalition on Health Care, which further clouds the purpose of the Proposal. In this regard, unlike Wendy's, the National Cancer Society is a health based organization that is dedicated to eliminating cancer as a major health problem by preventing cancer, saving lives, and diminishing suffering from cancer, through research, education, advocacy, and service and the National

Coalition on Health Care is an alliance working to improve America's health care. The difference between those organizations and Wendy's is immense and obvious.

Neither the National Cancer Society nor the National Coalition on Health Care is a publicly traded company in the quick serve restaurant industry. As noted in the supporting statement, the Institute of Medicine was established by Congress and was created as a health based organization to be an advisor to the nation to improve health. Wendy's was created by Dave Thomas to sell hamburgers. Although these comparisons may appear at first to be frivolous, they demonstrate the fact that a proposal urging the board of directors "to adopt principles for comprehensive health care reform" similar to the Institute of Medicine and comparing Wendy's to "national organizations," such as the American Cancer Society and the National Coalition on Health Care, is so vague and indefinite as to be materially misleading.

Accordingly, the Proposal, as directed to a quick serve restaurant company, lacks a readily-identifiable directive and specific guidance resulting in a Proposal that is materially misleading. While the Proposal may be readily interpreted in relation to a health based organization, in the context of a quick serve restaurant company, the Proposal is subject to varying interpretations to shareholders with different perspectives. This would inevitably result in the Company attempting to implement a Proposal, if adopted, for which its understanding of the directive is substantially different from that of its shareholders in voting on the Proposal. Because the shareholders and Company are likely to have developed differing interpretations of the principles that the Company is to adopt with regard to "comprehensive health care reform," any principles generated by the board of directors in attempting to achieve this objective would be materially misleading to the Company's shareholders.

As the Staff succinctly stated in *Trammel Crow Real Estate Investors* (March 11, 1991), when a proposal is so vague and indefinite that neither the shareholders voting on the proposal or the company implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal, the proposal may be misleading "because any action ultimately taken by the [company] upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." As evidenced by the foregoing analysis, the Proposal is materially misleading and should be omitted from the Company's 2008 Proxy Materials under Rule 14a-8(i)(3).

II. The Proposal may be excluded under Rule 14a-8(i)(6) because the Proposal sets forth vague and general objectives and lacks specific guidance on achieving such objectives, and the Company, therefore, lacks the power and authority to implement the Proposal.

The Staff has consistently determined that proposals that request the implementation of vague and general objectives or goals with no stated means to achieve them are not within a company's power and authority to effectuate and may be excluded under Rule 14a-8(i)(6). Absent some form of further guidance, a company faced with such a proposal is left guessing as to the means and manner by which the proposal should be implemented. In *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961), the court upheld the SEC's determination that the proposal was so vague and indefinite as to "make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail." See also NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144 (S.D.N.Y. 1992) (holding that a proposal that essentially directs the board of directors to analyze the implementation of a national health insurance plan in the U.S. violated Rule 14a-8(c)(3) as vague and misleading and 14a-8(c)(6) as beyond the corporation's power to effectuate and that the proposal otherwise was not limited to the corporation's policies but instead sought to require the corporation to form a national policy).

In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff determined that a proposal requesting that a company make charitable contributions to ". . . only those little league organizations that give each child the same amount of playing time as practically possible," could be excluded under the predecessor to Rule 14a-8(i)(6) *(i.e.,* Rule 14a-8(c)(6)) because the requested action was ". . . beyond the registrants power to effectuate." See also *The Southern Company* (February 23, 1995) (allowing omission of a proposal that recommended that the Board of Directors take the essential steps to ensure the highest standards of ethical behavior of employees appointed to serve in the public sector pursuant to Rule 14a-8(c)(6) as the proposal appears to be beyond the power of the company to effectuate); and *International Business Machines Corp.* (January 14, 1992) (in which the Staff ruled that a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken with respect to a proposal in which the proponents stated that women's rights were being violated within the company, and resolving that "it is now apparent that the need for representation has become a necessity").

In addition to the discussion set forth in Section I of this letter, not only is the Proposal so vague and indefinite that it is materially misleading, but it also lacks any specific guidance on how the Proposal should be implemented. The Proposal is a text-book example of the kind of proposal that the Staff has provided no-action relief under Rule 14a-8(i)(6), as one which requests the implementation of vague and general goals with no stated means to achieve them *(i.e.,* in this case, the adoption of principles relating to the achievement of the vague, indefinite and undefined objective "to adopt principles for comprehensive health care reform").

One thing about the Proposal is clear: adoption of principles for "comprehensive health care reform" is a vague and general objective about which the Proponents have not provided sufficient guidance. Although there are references to principles reported by the Institute of Medicine and the practices of the American Cancer Society, which have little to no applicability to a publicly traded quick serve restaurant company, there are no stated means in the Proposal or supporting statement as to how this objective is to be achieved. Accordingly, the Company lacks the power and authority to implement principles that would meet the varied expectations of the shareholders. This is true because it is impossible for the Company to know (when attempting to implement the Proposal) the nature of the objective as interpreted by the shareholders due to the lack of guidance on how to achieve health care reform in a manner that is within the Company's power and authority to effectuate. For example, it is unclear how the Company is to implement principles for comprehensive health care reform that will simultaneously result in a decrease in health care costs borne by the Company, as well as its employees. In this regard, the Proposal fails to provide sufficient guidance as to the interplay between the principles to be adopted and the distribution of health care costs to accurately implement the Proposal.

More specifically, while the Proposal urges the board of directors to adopt principles for health care reform such as universal health care coverage, continuous health care coverage and affordable health care coverage, the Proposal also notes that increasing health care costs have been shifted to employees and that rising health care costs borne by the Company have an adverse effect on shareholder value. Therefore it is unknown what the actual objective of the principles should be, as well as how they should be implemented. Is the intent of the Proposal to focus on reforms that will provide universal health care, to reduce health care spending, or both? Are the Proponents suggesting that the Company is to adopt principles that somehow call for the reduction health care costs borne by both employees and the Company *and* allow for universal, continuous and affordable health care? If so, do the Proponents want local, state and federal government to be responsible for bearing the costs of rising health care? Alternatively, are the Proponents suggesting that taxpayers be responsible for bearing the costs of rising health care? If the Proponents envision that the principles will ultimately have the effect of reducing health care costs, rather than increasing health care costs, how do they suggest that the Company carry-out this objective while ensuring universal, continuous and affordable health care? Quality of health care is another significant implementation issue not addressed by the Proposal. These and other similar questions make it impossible for the Company to implement the Proposal without further guidance.

The Company's quandary in this regard is made even stronger when considered in connection with potential interpretations of the general objective from the Company's perspective, and the inherent vagueness in any attempt by the Company to implement the objective, as described in Section I. For example, it is not clear whether implementing "principles for comprehensive health care reform" means engaging in activities to influence policy makers to implement "comprehensive health care reform," whether the Proposal should be construed to urge the board of directors to somehow implement principles for comprehensive health care reform to the Company's business or whether it means something else entirely. The vague and indefinite nature of the Proposal makes it impossible for shareholders voting on the Proposal to know with any certainty what action of the Company should be conducted in implementing "principles for comprehensive health care reform." If the Proposal were adopted, the Company also would not be able to implement it because the Company would not have a clear directive as to the shareholders' interpretation and understanding of the effect of voting for the Proposal *(i.e.,* the Company could not discern from the Proposal the precise matters that the Company is to consider when implementing "principles for comprehensive health care reform" nor how the Company would have the power to implement "principles for comprehensive health care reform," if in fact they were adopted).

Further, as noted above, the Company is not a political entity and does not hold a position in any local, state or federal government, and it is not, therefore, in a position, nor does it have the power, to directly or indirectly implement "principles for comprehensive health care reform" regardless of the manner in which this phase may be interpreted. The Company provides health care benefits to its employees and their dependents based on the existing health care system. The

Company cannot control the design of that system, which is shaped by federal and state law, health care providers, insurers and related organizations. These facts illustrate the misleading nature of the general objective of the Proposal. The Company is left the responsibility of attempting to interpret of the Proponents' intent without any specific guidance from the Proposal itself. This alone creates sufficient basis for the Company to exclude the Proposal from its 2008 Proxy Materials under Rule 14a-8(i)(6) because the Company lacks the necessary power and authority to implement the Proposal.

Absent additional guidance, the Company lacks the power and authority to implement principles toward achievement of an objective (*i.e.*, "for comprehensive health care reform") that is vague and indefinite, and the Proposal should, therefore, be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(6). The confusion created by the vague and indefinite Proposal, without the provision of specific guidance to support its intended implementation actions, makes the Proposal misleading to shareholders and beyond the power and authority of the Company to implement. As the Court in *NYC Employees' Retirement System* succinctly stated, "shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." Because the Proposal does not plainly provide the means by which its general goal of "adopt[ing] principles for comprehensive health care reform" is to be implemented, and any construction of the phrase that the Company has identified in an attempt to parse the Proponents' intent with respect to the Proposal merely compounds the confusion, it is impossible for the shareholders to know the "breadth" of the Proposal. Furthermore, while the residual effects of health care policy impact the cost of health care coverage, a business, no matter how large or influential, does not have the ability or the authority to implement principles of comprehensive health care reform. Rather, the implementation of "comprehensive health care reform" is a function of government or health based organizations that have the role of advising or influencing policy makers or government representatives that have the power and means to pass legislation. Thus, the Proposal is beyond the power and authority of the Company to implement and should be excluded on the basis of Rule 14a-8(i)(6).

III. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal sets forth matters relating to the Company's ordinary business operations.

In addition to the preceding arguments, Wendy's believes that the Proposal can be properly excluded under Rule 14a-8(i)(7). Not only does the subject matter of the Proposal relate to tasks that are "fundamental to management's ability to run the company on a day-to-day basis," but the Proposal also seeks to "micro-manage" the affairs of the Company, by seeking to impose specific and complex requirements and limitations on the business operations of Wendy's. In this regard, the Proposal relates to the Company's ordinary business operation as it involves the Company in the political and legislative process relating to an aspect of the Company's ordinary business and ultimately addresses costs related to employee benefits.

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). For example, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, as is the case with the Proposal, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

The Commission has clarified the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . . The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implicating complex policies.

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Proposal relates to the Company's ordinary business operations and it therefore may be omitted from the Company's 2008 Proxy Materials.

A. *The Proposal involves ordinary business matters because it attempts to involve Wendy's in public policy discussions regarding specific legislative and regulatory initiatives*

Even though the Proposal is phrased in terms of urging the adoption of principles for comprehensive health care reform report on the Company's activities and plans regarding legislative and regulatory initiatives, as discussed above, it is well established that when determining whether a proposal is excludable under Rule 14a-8(i)(7), the Staff will consider whether the subject matter of the proposal involves a matter of ordinary business. See Exchange Act Release No. 20091 (August 16, 1983). In fact, in a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it seeks to involve a company in the political or legislative process. For example, in *International Business Machines Corp.* (March 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

Two years later, the Staff again concurred that a proposal requiring International Business Machines to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appear[ed] directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *International Business Machines Corp.* (January 21, 2002); See also *General Motors Corp.* (April 7, 2006) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company petition the U.S. Government for improved corporate average fuel economy standards, "lead the effort to enroll the assistance of the Administration and Congress" and the automotive industry to develop a non-oil based transportation system, and spread this technology to other nations). Similarly, in *Chrysler Corp.* (February 10, 1992) the Staff concurred, in reliance on Rule 14a-8(c)(7), in the omission of a proposal requesting that the company actively support and lobby for universal health coverage.

The no-action letters cited above are consistent with other historical treatment of proposals addressing the subject of health care that are directed at involving a company in the political or legislative process. Since the 1990s, shareholders sought to have proposals promoting national health insurance or similar insurance included in company proxy materials. "In all of those earlier cases advocating or otherwise promoting national health care coverage or similar insurance, the staff uniformly concurred with corporations that proposals on this subject could be omitted from their proxy materials under the ordinary business exclusion." *International Business Machines* (January 13, 2005) (citing *Chrysler Corporation* (February 10, 1992) and *Brunswick Corporation* (February 4, 1992)). For example, in *Brunswick*, the proponents sought to implement a proposal relating to the preparation of a report by a committee of the company's board of directors to evaluate various health-care proposals being considered by national policy makers. The staff granted no-action relief, based on Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), because the proposal was directed at involving the company in the political process relating to an aspect of the company's operations.[1] Further, in *Pepsico, Inc.* (March 7, 1991), no action relief was granted by the Staff for a proposal calling for the establishment of a "committee of the Board consisting of outside and independent directors for the purpose of evaluating the impact of a representative across section of the various health care reform proposals being considered by national policy makers on the company" based on former Rule14a-8(c)(7).

Similarly, in recent years the staff has consistently granted no-action relief for other matters where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. For example, in *General Electric Co.* (January 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to General Electric's "ordinary business operations (*i.e.*, evaluating the impact of a flat tax on GE)." See also *Johnson & Johnson* (January 24, 2006) (same); *Citigroup Inc.* (January 26, 2006) (same) and *Verizon Communications Inc.* (January 31, 2006) (same). Likewise, in *Niagara Mohawk*

[1] The Proponent in Brunswick challenged the SEC's determinations that its proposals could be excluded as ordinary business. The Southern District of New York denied the proponent's motion, upholding the Commission's determination that the proposal could be excluded as ordinary business. See New York City Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144 (S.D.N.Y. 1992).

Holdings, Inc. (March 5, 2001), no-action relief was granted by the Staff under Rule 14a-8(i)(7) for a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. See also *Electronic Data Systems Corp.* (March 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

Consistent with the proposals discussed above, the Proposal ultimately seeks to direct Wendy's political and lobbying activities with respect to a specific agenda of legislative reforms and public policies affecting the operations of Wendy's. Although the Proposal does not require that the principles for comprehensive health care reform include any particular characteristics, the act of adopting principles itself thrusts Wendy's into the political process as it relates to health care reform since Wendy's is not a health care provider. An assessment of and approach to regulatory or legislative reforms and public policies impacting many aspects of Wendy's business is a customary and important responsibility of management, and is not a proper subject for shareholder involvement.

Wendy's devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that are in line with the best interests of Wendy's and its various stakeholders. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on Wendy's financial position and shareholder value. All of the above referenced tasks are undertaken and handled by the Company on a day-to-day basis as a part of the Company's ordinary business operations. Only after this detailed process occurs can the Company make informed and intelligent business decisions on what the best course of action for the Company should be. Thus, the Proposal contradicts both central considerations described in the 1998 Release. It would infringe on management's ability to run the Company on a day-to-day basis and it would involve shareholders in micro-managing a complex subject in which shareholders, as a group, would not be in a position to make an informed judgment.

Likewise, decisions as to how and *whether* to lobby on behalf of particular legislative or political initiative, or whether to participate otherwise in the political process by taking an active role in public policy debates on current or potential legislative initiatives, involve complex decisions implicating the impact of proposed legislation on Wendy's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of Wendy's and assessing the impact of such reforms are matters more appropriately addressed by management. Thus, this Proposal implicates Wendy's ordinary business operations by seeking to involve Wendy's in a current political debate and potential legislative initiatives.

This Proposal is clearly distinguishable from other proposals that ask companies to list and report *generally* on their political activities but that do not require particular legislative or public policy actions. For example, in *American Telephone and Telegraph Co.* (January 11, 1984), the proposal requested that the company disclose each political contribution made by the company. In its letter stating that it did not concur that the proposal was excludable, the Staff viewed the proposal as relating to "general political activities" and not "activities that relate directly to the [c]ompany's ordinary business." See also *Exxon Mobil Corp.* (March 5, 2004) (the Staff did not concur with excluding as ordinary business a proposal that asked the company to prepare a report on the company's policies and business rationale for political contributions, the identity of the person making the decisions about political contributions, and an accounting of the company's political contributions).

In contrast to the proposals in *American Telephone and Telegraph Co. and Exxon Mobil Corp.*, here the Proposal focuses on a political hot button topic which is likely to be accompanied by legislative initiatives applicable to Wendy's business operations. We also note that health care reform continues to be hotly debated by all of the current candidates for President of the United States. Thus, the Proposal is more closely analogous to the proposals that were the subject of the no-action letters discussed above. Just as with those proposals, the Proposal here, while framed as a general request for the adoption of principles related to health care reform, clearly seeks to address Wendy's activities with respect to public policy and potentially specific legislative initiatives, namely comprehensive health care reform. The principles established by existing staff no-action letters, which have uniformly concurred in the exclusion of a variety of substantially similar stockholder proposals as ordinary business matters, are fully applicable to exclude the Proposal as a matter relating to the ordinary business operations of Wendy's.

B. *The Proposal involves ordinary business matters because it involves Wendy's general employee compensation, employee health, medical and other welfare Benefits.*

In addition to the application of Rule 14a-8(i)(7) because the Proposal would involve Wendy's in public policy discussions regarding specific legislative and regulatory initiatives, we note that the Staff recently recognized the exclusion of proposals that likewise invoke Rule 14a-8(i)(7) because they involve employee benefits, such as health care expenses. In *Federated Department Stores, Inc.* (February 26, 2007), *Target Corporation* (February 27, 2007) and *Kohl's Corp.* (January 8, 2007), Federated, Target and Kohl's sought to exclude proposals relating to the public policy issues of health care expenses. One of the Proponents, Trinity Health, was also a co-sponsor of the proposal in *Federated*, *Target* and *Kohl's*. In each of these no-action letters, the Staff granted relief finding that the proposals dealt with "employee benefits," which are related to the ordinary business of Federated, Target and Kohl's, respectively. The result should be no different here. In this regard, the premise of comprehensive health care championed by the Proposal ultimately impacts the Company's employee benefits, which fits squarely within the ordinary business of the Company.

Similarly, in *Knight-Ridder, Inc.* (January 23, 1991), a shareholder requested that the company prepare a report involving the costs associated with providing health care. Noting that the proposal involved a decision "relating to the selection and evaluation of employee health and welfare plans[,]" and which therefore involve "the Company's ordinary business operations[,]" the Staff concurred with Knight-Ridder's position that the proposal was excludable because "decisions relating to the selection and evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations." More recently, the Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding general employee compensation, employee health, medical and other welfare benefits, and the effect of changes in health insurance costs. See, e.g., *Wal-Mart Stores, Inc.* (March 24, 2006) (a proposal requesting that the board of directors report on the public health services used by the company in its domestic operations was excludable as relating to Wal-Mart's ordinary business operations (*i.e.*, employee benefits)); *International Business Machines Corporation* (January 13, 2005) (granting relief for a proposal requesting a report on the competitive impact of rising health insurance costs because it related to IBM's ordinary business operations (*i.e.*, employee benefits)); *BellSouth Corporation* (January 3, 2005) (excluding a proposal asking the board to increase the pensions of BellSouth retirees because it related to BellSouth's ordinary business operations (*i.e.*, employee benefits)); *Sprint Corporation* (January 28, 2004) (granting relief pursuant to 14a-8(i)(7) for a proposal seeking a report on the potential impact on the recruitment and retention of Sprint employees due to changes in retiree health care and life insurance because it related to Sprint's ordinary business operations (*i.e.*, general employee benefits)); *General Motors Corporation* (March 24, 2005) (excluding a proposal asking General Motors to establish a committee of directors to develop specific reforms for the health cost problem because it related to General Motor's ordinary business operations (*i.e.*, employee benefits)); *Wal-Mart Stores, Inc.* (March 17, 2003) (granting relief for a proposal asking the board of directors to incorporate increases in the percentage of Wal-Mart employees covered by its medical health insurance plan in Wal-Mart's determination of senior executive compensation until Wal-Mart's coverage rate equals or exceeds that of the national average for large firms because it related to Wal-Mart's ordinary business operations (*i.e.*, general employee benefits)).

Like almost all business considerations, decisions relating to health care benefits cannot be made independently. Health care benefits are just one component of the Company's entire compensation package. Each decision with respect to health care benefits can impact Wendy's ability to attract and retain employees, and must be made with a full knowledge and understanding of the competitive business landscape and the impact on the other components of the overall compensation package. Any change to one benefit would likely impact other benefits. Management must assess the balance between the costs and benefits of offering varying levels of compensation and employee benefits, including health care benefits. Due to the complexity of these issues, the Company's shareholders, as a group, would not have the general business expertise or intimate knowledge of Wendy's business and compensation programs to make any informed judgment on the subject matter of the Company's health care programs and health care costs from the materials in the requested report. In order to make an informed decision about health care benefits provided to its employees, Wendy's management requires the ability and flexibility to conduct its own review of benefit programs and consider many factors, including the Company's hiring and retention objectives, the competitive landscape, legal requirements, available support from third-party administrators and alternatives available from health care provider networks. These functions are managerial in nature and fall within the Company's ordinary business operations.

Although the Proposal does not directly link Wendy's day-to-day health care benefits and the adoption of principles for comprehensive health care reform, one can only conclude that the principles required to be adopted by the Proposal will ultimately impact the decision making functions of its management related to health care and ultimately employee benefits, in general. The adoption of such principles would no doubt overlap with the methodologies behind its health care plan designs, the management of the health care benefits that Wendy's provides to its employees and the costs (and management of costs) of those benefits. In fact, the Proposal specifically links health care reform and an employee's health insurance, which suggests that the principles the Proponents are urging the board of directors to adopt relates to the ordinary business of Wendy's, namely employee benefits. Accordingly, to the extent that the Proposal seeks the adoption of principles that impact the management of employee benefits provided to the Company's workforce, it clearly relates to Wendy's ordinary business operations of providing employee benefits. As noted above, proposals of this type have consistently been deemed by the Staff as excludable pursuant to Rule 14a-8(i)(7).

The Proponents may argue that the Proposal does not request any information on the design and management of Wendy's health care programs or the specific principles to be adopted, per se, but on the subject of health care reform and Wendy's response to the problem of health care costs and health care access and that, consequently, the Proposal is not excludable because it focuses on "significant policy issues" which would "transcend the day-to-day business matters," as described in the 1998 Release. In substance, however, the Proposal requires Wendy's to adopt specific principles regarding health care, which will ultimately fall into the category of employee benefits and compensation for the Company's general workforce and relate to a matter that is, in essence, managerial in nature. Principles for comprehensive health care reform may not be adopted without impacting the health care benefits and policies (*i.e.*, employee benefits) applicable to the employees of Wendy's. As described in *Wal-Mart, International Business Machines* and the other matters cited above, the clear precedent of the Staff has been to reject such arguments with respect to proposals seeking the same type of report on employee benefits requested in this Proposal.

It should be further noted that, regardless of whether the Proposal relates to a significant social policy issue, that aspect of the Proposal is not relevant for purposes of Rule 14a-8(i)(7) because elements of the Proposal implicate the Company's ordinary business operations. It has been recognized by the Staff that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if the proposal touches upon a significant social policy issue. See, e.g., *General Electric Company* (February 10, 2000) (concurring that General Electric may exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from General Electric's Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods) and *Wal-Mart Stores, Inc.* (March 15, 1999) (excluding a proposal in its entirety under 14a-8(i)(7) that requested a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor because the proposal also requested that the report address ordinary business matters).

The similarity of the subject matter in *Knight-Ridder, International Business Machines* and, most recently, in the *Federated, Target* and *Kohl's* proposals to the subject matter of the current Proposal, should lead the Staff to treat the Proposal no differently and allow Wendy's to exclude the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing, Wendy's respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials for its 2008 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(3) and 14a-8(i)(6). To the extent that any of the foregoing reasons for omitting the proposal are based on matters of law, this letter shall constitute the opinion of counsel as may be required by any of the applicable proxy rules. As noted above, the Company presently anticipates mailing its 2008 Proxy Materials for the 2008 Annual Meeting of Shareholders on or about March 10, 2008. Final 2008 Proxy Materials will need to be submitted for printing on or about March 5, 2008. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staffs response to this letter, the Staff's decision may be sent by facsimile to the Proponents at (414) 271-0637 and (718) 504-4787 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please feel free to contact me.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Trinity Health
Province of Saint Joseph of the Capuchin Order

Rcvd. [illegible]
CC: KA, LM

Catherine Rowan
Corporate Responsibility Consultant

November 9, 2007

Kerrii B. Anderson
Wendy's International, Inc.
PO Box 256
Dublin, OH 43017-0256

Dear Ms. Anderson,

Trinity Health, the beneficial owner of over $2000 worth of shares of common stock in Wendy's International, Inc., Inc. looks for social and environmental as well as financial accountability in its investments.

Health care reform has been called the most critical domestic social issue of our day. Wendy's as a large employer can play a positive role in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Proof of ownership of common stock in Wendy's International, Inc., Inc. is enclosed. Trinity Health has held stock in Wendy's continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

This proposal is the same one being filed by the Province of St. Joseph of the Capuchin Order (Rev. Michael Crosby, OFM, CAP, 414-271-0735). We look forward to a constructive dialogue on this issue.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for **Wendy's International , Inc.** and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in <u>Insuring America's Health: Principles and Recommendations</u> (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

11/07/2007

To Whom It May Concern:

Please accept this letter as authentication that as of November 7, 2007, Northern Trust as custodian held for the beneficial interest of Trinity Health 5,061 shares of Wendy's International Inc. common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at $2000 worth of shares of Wendy's International Inc., common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Lesa McKnight
Second Vice President
The Northern Trust Company
312-557-9137

Lee McCorkle
Executive Vice President
General Counsel
Secretary

One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

November 21, 2007

Facsimile and Federal Express

Ms. Catherine Rowan
Corporate Responsibility Consultant,
representing Trinity Health
766 Brady Ave., Apt. 635
Bronx, New York 10462

Dear Ms. Rowan:

Your letter and the shareholder proposal from Trinity Health, dated November 9, 2007, regarding comprehensive health care reform addressed to our Chief Executive Officer and President, Kerrii B. Anderson, have been forwarded to me for a response. Your letter, which we received on November 13, 2007, indicates that Trinity Health holds over $2,000 in value of Wendy's International, Inc. common stock. A letter from Northern Trust dated November 7, 2007 confirms the amount of shares beneficially owned by Trinity Health as 5,061 shares.

As you may be aware, Securities and Exchange Commission ("SEC") Rule 14a-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 in market value of the issuer's shares for at least one year prior to the date the proposal is submitted. I have enclosed a copy of Rule 14a-8 for your convenience. Rule 14a-8(b) sets forth the manner in which a shareholder must substantiate its ownership, including submitting a written statement from the record holder verifying that, *at the time* the shareholder submitted the proposal, the shareholder continuously owned the securities for a period of at least one year. See also, Section C.1.c(3) of SEC Staff Legal Bulletin No. 14, issued July 13, 2001 (a copy of which is enclosed). The letter from Northern Trust does not properly verify that you owned the requisite securities for at least one year *at the time* you submitted your proposal. Please provide us with verification that as of November 13, 2007 you owned the requisite shares continuously for at least one year. Unless this eligibility and procedural defect is cured, we intend to exclude the proposal from our 2008 proxy statement and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j). We may also assert substantive arguments to the SEC. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership sufficient to satisfy the eligibility requirements of Rule 14a-8(b), to me by no later than 14 calendar days from the date you receive this letter.

Please contact Dana Klein at 614-764-3228 if you have any questions, or me if Dana is unavailable.

Sincerely,

Leon M. McCorkle, Jr.

LMM/dk

Enclosures

Catherine Rowan
Corporate Responsibility Consultant

November 29, 2007

Mr. Lee McCorkle
Executive Vice President
General Counsel
Secretary
Wendy's International, Inc.
One Dave Thomas Boulevard
PO Box 256
Dublin, OH 43017

Dear Mr. McCorkle,

As mentioned in my e-mail to you on November 27, 2007, I am sending here the verification of ownership letter that indicates that Trinity Health held the requisite number of shares in Wendy's as of Nov. 13, the date that I wrote the filing letter on behalf of Trinity Health and sent the shareholder proposal.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator, representing Trinity Health

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

11/27/2007

To Whom It May Concern:

Please accept this letter as authentication that as of November 13, 2007, Northern Trust as custodian held for the beneficial interest of Trinity Health 5,061 shares of Wendy's International Inc. common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at $2000 worth of shares of Wendy's International Inc., common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Lesa McKnight

Lesa McKnight
Second Vice President
The Northern Trust Company
312-557-9137

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.271.0735
Fax: 414.271.0637
Cell: 414.406.1265
mikecrosby@aol.com

November 9, 2007

Kerril Anderson, Chief Executive Officer
Wendys International, Inc
4288 W. Dublin Granville Road
Dublin, OH 43017

Dear Ms. Anderson:

In early October, 2007 I sent Wendys a letter asking you various questions related to the position of Wendys International, Inc. vis-à-vis issues of importance related to health care accessibility in the USA. I asked for a response by October 15, 2007. I know that was quick but I still have heard nothing from you. Hence the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of of Wendys International, Inc. common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 5, 2006.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Wendys International, Inc. shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we can come to a mutually beneficial way of addressing the issue that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The BANK of NEW YORK.

The Bank of New York Mellon

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

November 14, 2007

Kerril Anderson, Chief Executive Officer
Wendy's International Inc.
4288 W. Dublin Granville Road
Dublin, OH 43017

Province of St Joseph of the Capuchin Order
Account #000794603

Holding in:

WENDYS INTL INC., as of 11/14/2007,

The Province of St Joseph of the Capuchin Order has a Continuous Ownership of CUSIP. 950590109, in the amount of 100 units WENDYS INTL INC common stock since at least October 16, 2006.

The Province of St Josephs of the Capuchin Order plans to hold these shares at least through the next annual meeting.

CUSIP # 950590109
Units: 100.00

.Sincerely,

Scott R. McNulty
Administrator

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

January 24, 2008

Office of Chief Counsel, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wendy's International, Inc.'s Request to Exclude Proposal Submitted by Trinity Health and the Province of Saint Joseph of the Capuchin Order

Dear Sir/Madam:

This letter is submitted in response to a previous letter to the Commission from Wendy's International, Inc. ("Wendy's" or the "Company"), dated December 20, 2007, claiming that the Company may exclude the shareholder proposal ("Proposal") of Trinity Health and the Province of Saint Joseph of the Capuchin Order (the "Proponents") from its 2008 proxy materials.

Introduction

Proponent's shareholder proposal to Wendy's urges:

the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Wendy's argues that the Proposal is excludable because:

- "The Proposal is so vague and indefinite as to be materially misleading." [Rule 14a-8(i)(3)]
- "The Company would lack the power and authority to implement the Proposal..." [Rule 14a-8(i)(6)]
- "The Proposal deals with a matter relating to the Company's ordinary business operations." [Rule 14a-8(i)(7)]

Wendy's maintains that the Proposal may be excluded since it raises ordinary business matters that would involve the Company in political or legislative initiatives. The Company also asserts that the Proposal is "vague and misleading" because it is "a publicly traded company in the quick serve restaurant industry" with "no health care based influence (sic)." Finally, Wendy's argues that since it "does not have the ability or the authority to implement principles of comprehensive health care reform," it lacks the power and authority to implement the Proposal. The Company is in error on each of these points.

The Proposal, in fact, is a clearly stated request to the Wendy's Board of Directors to adopt principles on the significant social policy issue of health care reform. Citing past staff decisions involving IBM, however, Wendy's seeks to exclude this Proposal. Yet IBM and Bristol-Meyers Squibb, which each received the same shareholder proposal for 2008 that Wendy's now opposes, recently adopted principles for health care reform.[1] The *same IOM Principles* that Wendy's says are not able to be accepted were adopted en toto by Medco's Board of Directors on January 11, 2008. This was done in response to virtually the same resolution submitted Medco by the Province of St. Joseph of the Capuchin Order, one of the two proponents of the same "resolved" to Wendy's.

As outlined in detail below, past decisions of the Staff do not support Wendy's argument. A careful reading of the Proposal demonstrates that its terms are clear and that it urges the Board of Directors to adopt Wendy's own principles on a significant social policy issue, just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the Wendy's proxy for 2008.

The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter, because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues…would not be excludable, because the proposals would transcend day-to-day business matters…." The Proposal before Wendy's is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations nor how it will implement the specifics of the Principles vis-à-vis public policy. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

---

[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached).

Health care reform is, in fact, one of the most important domestic issues in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the Associated Press,[2] the Commonwealth Fund[3] and *The New York Times* all document its significance. The November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[4]

Many businesses now cite health care costs as their biggest economic challenge. John Castellani, president of the Business Roundtable, has called health care reform a top priority for business and Congressional action."[5] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[9]

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

---

[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[3] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[4] *The Wall Street Journal*, December 4, 2007, p A1.

[5] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[8] *The Wall Street Journal*, November 13, 2007, p. B4.

[9] *The New York Times*, February 7, 2007.

[10] *The New York Times*, August 31, 2007.

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

The Proposal urges the Company to adopt a statement of principles for health care reform. It neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

Wendy's narrowly characterizes the Proposal here as an attempt to "micro-manage"the Company." But the plain language of the Proposal and the Supporting Statement describe the broadest possible approach to "health care reform" in the context of a significant social policy affecting the Company and the nation in the form of Principles, not micro-managed concretization of those Principles. The Principles are to be the basis for subsequent and varied proposals that will be forthcoming. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, that shows companies pay as much as $1,160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[11] The Supporting Statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[12]

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

C. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in support of its request to exclude the Proposal. IBM, in fact, received a nearly identical proposal for inclusion in its 2008 proxy. Unlike Wendy's, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with proponents. IBM and the proponents reached an agreement on the text of a letter that IBM

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[11] Kenneth Thorpe, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.

[12] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.

sent to the proponents (Attachment "A"), describing its principles for health care reform.[13] Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposal to Proponent's, calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew its request to the Commission for a No-Action Letter to exclude the Proposal, citing Rule 14a-8(i)(7).[14] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[15] Medco's Board of Directors has also acted on the virtually same shareholder resolution filed by the Province of St. Joseph of the Capuchin Order and endorsed the Principles.

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *Target Corporation,* 2007 SEC No-Act. LEXIS 290, (February 27, 2007) was a proposal calling for "a board report examining the implications of rising health care expenses and how Target is addressing this issue without compromising the health and productivity of its workforce." *Kohl's Corporation,* 2007 SEC No-Act. LEXIS 5 (January 8, 2007) and *Federated Department Stores, Inc.*, 2007 SEC No-Act. LEXIS 233 (February 26, 2007), involved the same proposal, calling for reports on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *Target Corporation, Kohl's Corporation and Federated Department Stores, Inc.* would have required each company to conduct internal risk assessments.

D. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires Wendy's to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated above, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform. The evidence continues to mount that health care reform is a significant social policy issue.[16] Indeed, Bristol-

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[13] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

[14] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

[15] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

[16] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential

Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with proponents that resulted in a statement of principles for health care reform. Medco has adopted the same Principles in response to a shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order, the main proponent of this resolution to Wendys.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as IBM, Bristol-Meyers Squibb and Medco have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992) mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[17] Proponent makes no such request.

International Business Machines Corporation, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), also cited by the Company, involved a proposal that called upon IBM to "share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees" and commence a lobbying campaign for national health insurance. Proponent's Proposal contains nothing that would require the sharing of health benefits costs information with shareholders. Nor is there any request to the Company to commence a lobbying campaign for national health insurance. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in the presidential campaign of 2008, it merely requests the Board to adopt principles for health care reform. It contains no request for other action. It is entirely up to the Company's Board of Directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

Proponents make no request for a report or data regarding Wendy's health benefits operations, nor do they call upon the Company to join with any other company to participate in the political or legislative process. Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

III. The Proposal is clear and unambiguous, and Wendy's has failed to demonstrate that the Proposal is so inherently vague and indefinite as to be misleading.

Wendy's notes that, unlike the Institute of Medicine, it is a publicly traded company in the quick serve restaurant industry." The Company then mischaracterizes the Proposal as "comparing

Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[17] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

Wendy's to 'national organizations,' such as the American Cancer Society and the National Coalition on Health Care. Since "Wendy's was created by Dave Thomas to sell hamburgers," the Company argues, these facts render the Proposal "vague and indefinite as to be materially misleading." It does not mention that all those involved in selling hamburgers have health care needs that must be met, like all other employees. This is the reason for a "universal" approach to the issue.

The Company's argument appears to be based upon a misreading of the Proposal and the Commission's Rules and Staff decisions. The Proposal in no way equates the Institute of Medicine with Wendy's. It merely urges the Company to adopt principles on a significant social policy issue that affects all businesses, including Wendy's and, indeed, the American people.

The Company cites *H.J. Heinz Company,* 2001 SEC No-Act. LEXIS 587 (May 25, 2001), in support of its claim that the Proposal is "vague and indefinite." The proposal before Heinz called for full implementation of the Council on Economic Priorities' Social Accountability Standard 5A8000, a complicated process that would have applied to the entire operations of the company. The Proposal before Wendy's is more akin to the human rights proposals that presented in *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004). Those proposals called for the adoption of a company-wide code of conduct based upon the International Labor Organization Standards. There was no attempt to require a specific standard as in *H.J. Heinz Company*, or a complicated implementation process involving the company's ordinary business operations.

Peabody Energy Corporation, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 316 (March 8, 2006), and *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004), also involved adoption of company-wide human rights and labor standards that were based upon the ILO Standards. The Staff found neither proposal vague or indefinite.

The terms of the ILO Standard in *McDonald's*, as the terms of the Institute of Medicine's Principles for Health Care Reform, were merely cited as a point of reference for the company to design its own code or principles.

The Institute of Medicine's Principles are well defined and well regarded. Indeed, the Institute of Medicine itself was established by the Congress to articulate and define the significant social policy issue of health care reform. It has done so and, as in the case of the ILO Standards before *McDonald's*, Wendy's has a well-established set of principles upon which to base its own principles for health care reform.

IBM, for example, after receiving a nearly identical proposal to Wendy's, sent a letter to describing its own principles for health care reform, while Bristol-Meyers Squibb posted a statement of principles for health care reform on its website.[18] IBM, Bristol-Meyers Squibb and Medco have each adopted the plain meaning of the words of the Institute of Medicine's Principles for their own corporate principles for health care reform and, Proponent submits, so can Wendy's.

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[18] Id.

IV. The plain language of the Proposal unambiguously urges Wendy's Board of Directors to adopt a statement of principles on a significant social policy issue and the Company clearly has the power and authority to do so.

Wendy's argues that it lacks the power and authority to implement the Proposal [Rule 14a-8(i)(6)] because it sets forth vague and general objectives. The plain language of the Proposal, however, urges the Board of Directors to adopt principles for health care reform based upon the principles reported by the Institute of Medicine (IOM). It then spells out the IOM's principles, which are stated clearly and concisely. The IOM report, Insuring America's Health: Principles and Recommendations (2004), is cited in the Supporting Statement, together with a brief description of the IOM as an institution established by the Congress as a part of the National Academy of Sciences. The plain language of the Proposal makes it clear what is being requested of the Board of Directors: they are free to choose to adopt the language of the IOM's Principles, or they can adopt a variation based upon those principles. Equally important, the Proposal does not attempt to micromanage the Board of Directors or management. Once the principles for health care reform are adopted by the Board of Directors, the Proposal requests no other action.

IBM and Bristol-Meyers Squibb have each demonstrated that the Proposal before Wendy's is not only clear and specific, but well within the power and authority of the Company to implement it.

Wendy's, however, cites *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) as support for excluding the Proposal as "vague and indefinite." Proponents do not dispute the SEC's authority to permit companies to exclude proposals as vague and indefinite and, consequently, "impossible for either the board of directors or the shareholders at large to comprehend precisely" what a proposal would entail." In *Dyer*, the proposal called for

> the company try to do a little better in its stockholder relations, and to that end set up a separate office, distinct and apart from the Secretary's office, and not under the jurisdiction of the Secretary, to handle, under a competent Stockholder Relations Officer, the stockholder relations of the company'. 287 F.2d 773, 781

By contrast, the Proposal before Wendy's is clear and direct. The Proposal urges adoption of principles on a significant social policy issue and offers à clearly stated, well-respected authority upon which the Wendy's Board may base its own statement of principles.

Wendy's also cites *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1002), but that decision, permitting the company top exclude the proposal, involved a proposal so complicated, as the Court described it:

> The Proposal as drafted is vague and misleading. By its terms it would require Brunswick to establish a committee that would prepare a report to the shareholders 1) comparing the health standards, methods of administration, costs, and financing of health care plans in all countries in which Brunswick has subsidiaries or business offices, and 2) describing to the shareholders any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States. There is no limitation on the number or size of health care plans to be studied.789 F. Supp at 146

The Proposal before Wendy's is, by contrast, clear and precise: it merely calls for the adoption of a statement of principles on health care reform. The Board of Directors has the power and authority to adopt it own statement of principles on health care reform.
The Proposal represents no attempt whatsoever to micromanage the Company.

Finally, Wendy's notes that the Company "is not a political entity" and therefore has no power to directly or indirectly implement principles for comprehensive health care reform. Wendy's is certainly not a political entity. But this fact has nothing at all to do with the Company's power and authority to adopt a statement of principles on a significant social policy issue. The Proposal does not ask the Board of Directors to implement comprehensive health care reform. The Proposal only asks the Company's Board of Directors to adopt a statement of principles on health care reform, just as IBM and Bristol-Meyers Squibb have done.

V. Conclusion

Wendy's has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at Wendy's. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

The Proposal, like others reviewed by the Staff that have dealt with significant social policy issues, such as human and labor rights, is clear. It may not be excluded under Rules 14a-8(i)(3) and 14a-8(j).

Wendy's has the requisite competence, power and authority to implement the Proposal. Staff decisions on similar proposals dealing with the adoption of principles for human rights have denied requests to exclude under Rules 14a8(i)(6) and 14a-8(j).

Consequently, since Wendy's has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Wendy's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 414.406.1265. I am sending this by e-mail but also am sending this, under separate cover, in the form of six copies for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Michael H Crosby

(Rev) Michael H. Crosby, OFMCap.
Province of St. Joseph, OFMCap.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wendy's International, Inc.
Incoming letter dated December 20, 2007

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

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